

Mail Stop 4631

December 31, 2009

Via U.S. Mail

Bruce H. Beatt, Esq.
Vice President, General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

>   **Re: The Stanley Works**
>   **Registration Statement on Form S-4**
>   **Filed December 4, 2009**
>   **File No. 333-163509**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Form 8-K filed July 9, 2009**
>   **Form 10-Q for the period ended October 3, 2009**
>   **File No. 001-05224**
>
>   **Form 10-K for the year ended 12/31/2008**
>   **File No. 333-03593**

Dear Mr. Beatt:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinions. Also provide us with a copy of the engagement letters.

Selected Financial Data of Stanley, page 11

2.   The amounts titled net earnings under the continuing operations section appear to be earnings attributable to Stanley Works. Please revise the title accordingly here and elsewhere throughout the filing, if appropriate.

Special Note Regarding Forward-Looking Statements, page 24

3.   Refer to your statement that "[t]he parties undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise." Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.

The Merger, page 35
Background of the Merger, page 35

4.   Your disclosure throughout this section does not describe in sufficient detail who initiated contact among the parties, identify all of the parties present at a meeting, or fully explain the material issues discussed and the positions taken by the involved parties at each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Be advised that these comments are not exhaustive and that you should reconsider the background narrative in its entirety when determining where to augment your disclosure.

5.   Although the exchange ratio of 1.275 represents an implied premium of 22% over the Black & Decker stock price at the time of announcement, it appears that Black & Decker's stock price has significantly exceeded the premium implied in the exchange ratio. Please describe whether the substantial increase in Black & Decker's stock price affects any of the projections or assumptions underlying the analyses performed by J.P. Morgan and tell us what consideration the Black & Decker board has given to the continued validity of the J.P. Morgan fairness opinion delivered on November 2, 2009. If the board continues to rely on the opinion as the basis for its recommendation to shareholders, tell us why.

6.   With respect to the Stanley board meeting on June 16, 2009, elaborate on the terms and conditions on which Stanley was willing to continue to pursue negotiations.

7.   Please expand the disclosure in the third paragraph on page 36 to provide more detail regarding the structural, financial, governance and employment issues discussed during the conversations occurring between June 18, 2009 and June 22, 2009. Specifically disclose the material details of the discussions regarding the roles of Messrs. Lundgren and Archibald in the combined entity.

8.   Please revise the sixth paragraph on page 36 to disclose the details of the conversations between Messrs. Lundgren and Archibald during the June 23 through July 11, 2009 timeframe.

9.   In the last paragraph on page 36, please revise to provide the following details regarding the July 16, 2009 board meeting:

    •   during Black & Decker management's annual strategic business review and planning session, please disclose management's views regarding Black & Decker's financial position and operating strategy as a stand-alone company and Black & Decker's opportunities for organic growth.

    •   disclose the position of management's preliminary views regarding the proposed transaction, the premium offered to Black & Decker stockholders and the value of the potential cost synergies.

    •   disclose the nature of the discussions among the non-management directors of the Black & Decker board.

10.   Please disclose the method by which Black & Decker determined the members of the Black and Decker Transition Committee. Specifically address Mr. Archibald's role in selecting the members.

11.   We note your disclosure in the second full paragraph on page 37 stating that Mr. Archibald indicated to Mr. Lundgren an acceptable exchange ratio range of 1.2 to 1.3 shares of Stanley common stock for each share of Black & Decker common stock. Please disclose how Mr. Archibald determined that this proposed range was acceptable at this stage of negotiations.

12.   Please provide us with the financial information and forecasts referenced in the first full paragraph of page 39.

13.   Significantly enhance the disclosure section relating to the role and terms of Mr. Archibald's employment at the combined company. We would expect to see discussion of the evolution of the negotiations regarding Mr. Archibald's involvement in the combined entity and how the compensatory arrangements associated therewith were formulated, negotiated, and considered by the Stanley and Black & Decker boards. It appears that Mr. Archibald and his personal advisors negotiated the terms of his continued employment and compensation and that Mr. Archibald's support for the transaction was dependent on his approval of a satisfactory compensation arrangement. There appears to be little corresponding disclosure of how each respective board assessed the scope and nature of Mr. Archibald's compensation and its impact on the facilitation of the success of the transaction.

14.   Please revise the second full paragraph on page 40 to disclose the source, whether prepared by management or a financial advisor, of the financial analysis reviewed by the Black & Decker board.

15.   In the fifth paragraph on page 41 and in the second full paragraph on page 42, you state that "other advisors" assisted you and Black & Decker in evaluating the proposed transaction. Please revise to identify each of the other advisors who assisted the parties in evaluating the transaction, provide clear descriptions of the advisors' roles, and describe how each party utilized the assistance of the advisors in their evaluation of the transaction on the whole or any of its constituent parts.

16.   In the first paragraph on page 42, please disclose the name of the independent compensation consultant you used to assist with compensation arrangements and provide us with the presentation and recommendations the consultant provided the board.

Opinion of Deutsche Bank, page 48
General

17.   Please disclose the forecasts that Black & Decker's management provided to its financial advisors, Stanley and Deutsche Bank.

18.   Please revise your disclosure in the last paragraph on page 50 to indicate whether you or the financial advisor recommended the consideration to be paid to the financial advisor. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Opinion of Goldman Sachs, page 51

19.   Please describe Stanley's method of selecting Goldman Sachs as its financial
        advisor. See Item 4(b) of Form S-4 and Item 1015(b)(3) of Regulation M-A.

20.   We note the disclosure in the last two bullets on page 51 that your management
        prepared and provided to Goldman Sachs certain internal analyses, financial
        forecasts and other information relating to your company as well as financial
        analyses and forecasts for Black & Decker. Please provide us with the analyses
        and financial forecasts that Stanley submitted to Goldman Sachs.

21.   Please revise your disclosure in the carry-over paragraph on page 53 to provide
        both a quantitative and narrative description of the compensation received or to be
        received by Goldman Sachs and its affiliates by Stanley in connection with the
        described investment banking and other financial services it has provided to you
        within the past two years. See Item 4(b) of Form S-4 and Item 1015(b)(4) of
        Regulation M-A.

22.   Please revise your disclosure in the last paragraph of this section to indicate
        whether you or Goldman Sachs recommended the consideration to be paid to
        Goldman Sachs. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation
        M-A.

Summary of Material Financial Analyses, page 53
Selected Companies Analysis, page 54

23.   Please tell us whether your Financial Advisors excluded certain companies that
        met the selection criteria established by the Financial Advisors in conducting the
        Selected Companies Analysis. If certain companies were excluded, please revise
        the disclosure in this section to disclose the companies excluded and provide the
        reasons why those companies were excluded.

Selected Transactions Analysis, page 57

24.   Please tell us whether your Financial Advisors excluded any transactions since
        2001 involving companies in the tool manufacturing in conducting the Selected
        Transaction Analysis. If certain transactions were excluded, please revise the
        disclosure in this section to disclose the transactions excluded and provide the
        reasons why those transactions were excluded.

Certain Stanley Prospective Financial Information, page 60

25.   We note the disclaimers that Stanley, Black & Decker, or their respective
        affiliates do not assume any responsibility with respect to the accuracy of certain
        prospective financial information. While it may be acceptable to include
        qualifying language concerning subjective analyses, it is inappropriate to disclaim
        responsibility for disclosure presented in the document. You may caution readers
        not to "unduly rely" or place "undue certainty" on the data and other information.
        Please revise both the disclosure in this section and similar language appearing in
        the first full paragraph on page 70.

26.   We note your statement that you and your advisors did not consider the internal
        financial forecasts to be predictive of actual future events.   We also note similar
        disclosure on page 70 relating to Black & Decker. Given that you relied upon
        such forecasts in your negotiations, please tell us why you believe the information
        did not have predictive value at that time.

Opinion of Black & Decker's Financial Advisor, page 63

27.   Please describe Black & Decker's method of selecting J.P. Morgan as its financial
        advisor. See Item 4(b) of Form S-4 and Item 1015(b)(3) of Regulation M-A.

Black & Decker Analysis, page 65
Selected Companies Analysis, page 65

28.   Please tell us whether J.P. Morgan excluded certain companies that met its
        selection criteria in conducting the Selected Companies Analysis. If certain
        companies were excluded, please revise the disclosure in this section to disclose
        the companies excluded and provide the reasons why those companies were
        excluded from the analysis. Please also revise your disclosure to provide this
        information with respect to the Comparable Companies Analysis under "Stanley
        Analysis" on pages 66-67.

Analysts' Price Targets Analysis, page 66

29.   Please revise this section and the section of the same name on page 67 relating to
        your Stanley Analysis to disclose the names of the equity analysts referenced in
        this section.

General, page 69

30.   Please revise your disclosure in the second full paragraph on page 70 to provide
        both a quantitative and narrative description of the compensation received or to be

> received by J.P. Morgan and its affiliates in connection with the described 2009 notes offering and the July 2008 acquisition of Sonitrol Corporation. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Severance Benefits Agreements, page 76

31.   Please revise the table on page 77 and the similar tables on pages 78-80 to include line item totals.

Material U.S. Federal Income Tax Consequences of the Merger, page 81

32.   We note that you have provided a short-form tax opinion and Exhibits 8.1 and Exhibit 8.2 confirm the opinions of each respective law firm. Please revise the first sentence of your disclosure to clearly state that the opinion set forth in the prospectus is the opinion of counsel and not merely a summary of the material U.S. federal income tax consequences of the merger.

Stanley and Black & Decker Unaudited Pro Forma Condensed Combined Financial Information, page 100

33.   You disclose the fact that the pro forma adjustments are preliminary and the acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Please clarify when you expect the valuations and other studies to be completed and address the magnitude of any potential adjustments.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 104

34.   Please present on the face of the pro forma balance sheet the number of Stanley Works shares authorized, issued and outstanding on both a historical and pro forma basis.

Note 7 – Adjustments to Pro Forma Statements of Income

Item E, page 113

35.   On page 99, you say that you intend to repay various Black & Decker credit facilities with the proceeds from commercial paper issuances on or before the closing date. In Item I, you have given effect to this repayment on the pro forma balance sheet. Please revise your pro forma statements of income to also reflect this intended repayment. Please ensure you also revise the note to Item E to show how you computed both the amount of interest expense removed and the amount

of interest expense added. In doing so, please ensure that any interest expense related to debt amounts more than the $175 million dollar amount of debt expected to be repaid with the commercial paper issuances is not reversed in the pro forma interest expense adjustment. Please also disclose any assumptions used.

Item H, page 114

36.   Please reconcile the historical Stanley Works weighted average common shares outstanding to the pro forma Stanley Works weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please ensure that shares vesting due to the merger and awards granted as a part of the merger are each shown as separate reconciling items, so that readers can better assess their impact. Please also ensure that these reconciling items are shown separately for awards to former Stanley Works individuals and former Black & Decker individuals.

37.   Please revise your pro forma weighted average shares outstanding computations to use the actual number of shares expected to be issued to Black & Decker by Stanley Works as opposed to using an amount based upon Black & Decker's converted weighted average shares. The pro forma statements of income are supposed to assume the merger occurred as of December 30, 2007, like you say on page 100, so all of the Stanley Works shares issued to Black & Decker shareholders would have been outstanding for all of the 2008 annual and 2009 interim periods.

Note 8 – Adjustments to Pro Forma Balance Sheet

Item R, page 116

38.   Please show how you arrived at the amount of this adjustment by explaining the differences in the accounting policies and discussing the significant assumptions and estimates used to arrive at the adjustment amounts.

Legal Matters, page 147

39.   Please revise the second sentence to state that the law firms will provide tax opinions with respect to material U.S. federal income tax consequences relating to the merger.

Item 22. Undertakings, page II-1

40.   Please revise to include the applicable undertakings required under Item 512(a)(5) and (a)(6) of Regulation S-K.

Exhibit 5.1

41.   Please have counsel revise the legality opinion to provide an opinion regarding the preferred stock purchase rights.

Exhibits 8.1 and 8.2

42.   Please have counsel revise the tax opinions to provide an appropriate signature.

Definitive Proxy Statement filed by The Stanley Works on March 20, 2009

Compensation Discussion and Analysis, page 8

43.   It appears that you have omitted the operating margin and working capital performance goals under the MICP and the return on capital employed goal under the Long-Term Incentive Plan. Please clearly identify all specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals. To the extent you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Form 8-K filed by The Stanley Works on July 9, 2009

Management's Discussion and Analysis

Business Segment Results, page 12

44.   In future filings, please also disclose in MD&A the business reasons for changes between periods in the corporate overhead line item shown on page 63 of your segment footnote. Please show us supplementally what your revisions will look like.

Financial Statements

Statements of Operations, page 31 and Note O. Other Costs and Expenses, page 61

45.   While you do not present a subtotal for operating income, in future filings please
        present operating income/expense line items above non-operating income/expense
        line items on the face of your statement of operations. For example, the
        restructuring charges and asset impairment line item and the operating
        income/expense amounts currently included in the other, net line item could be
        moved above the interest income line item. The non-operating amounts currently
        included in the other, net line item could stay where they are currently presented
        and become a line item separate from the operating income/expense amounts.
        Refer to paragraphs 3 to 9 of Rule 5-03 of Regulation S-X. Please show us
        supplementally what your revisions will look like.

Statements of Cash Flows, page 33

46.   In future filings, please breakout the other non-cash items line item into smaller
        components having more descriptive titles. In future filings, please also revise the
        other line item in cash provided by operating activities to present cash flows
        related to other assets separately from those related to other liabilities. Please
        show us supplementally what your revisions will look like.

Revenue Recognition, page 36 and Advertising Costs, page 37

47.   You disclose on page 37 under the advertising costs caption the amount of
        cooperative advertising treated as a reduction of revenue for each period
        presented and you disclose at the top of page 37 under the revenue recognition
        caption that volume rebates, discounts and allowances are recorded as a reduction
        of revenue. If any amounts related to slotting fees, cooperative advertising
        programs, buydown programs or other payments/discounts to resellers are
        included in an expense line item, please also disclose in future filings your
        accounting policy for each of these types of arrangements, including the statement
        of operations line item that each type of arrangement is included in. For each
        expense line item that includes these types of arrangements, please disclose the
        related amounts included in that line item. Please show us supplementally what
        your revisions will look like.

Note Q. Business Segments and Geographic Areas, page 62

48.   On page 63 of the reconciliation, you present a subtotal called segment profit and
        then another subtotal called total. Please consider whether:

    •   the subtotal currently called segment profit could be removed and

    •   the subtotal currently called total could then be renamed total segment profit,
        if appropriate.

    Otherwise, in future filings, please disclose your purpose for presenting each of
    these subtotals and try to find a more descriptive title for the subtotal currently
    called total.

Form 10-Q for the period ended October 3, 2009 filed by The Stanley Works

General

49.   Please address the comments above in your future interim filings as well.

Form 10-K for the year ended 12/31/2008 filed by Black & Decker Corporation

50.   The credit agreement dated December 7, 2007 filed as Exhibit 4(f) to the Form
        10-K does not contain the schedules and exhibits to the credit agreement. Please
        file the entire credit agreement, including all schedules and exhibits with your
        next Exchange Act report.

*   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions or disclosure issues.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Robert I. Townsend, III, Esq. *(via facsimile at* (212) 474-3700)
        Mark I. Greene, Esq.
        Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, New York 10019